Exhibit 99.1

ENERPLUS RESOURCES FUND

Special Meeting of Unitholders
of
Enerplus Resources Fund
(the "Fund")

December 9, 2010

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon	Outcome of Vote
1.      A special resolution (the "Arrangement Resolution"), the full text of which is set forth in Appendix "C" to the Fund's Information Circular and Proxy Statement dated October 25, 2010 (the "Information Circular"), to approve a plan of arrangement (the "Arrangement") under Section 193 of the Business Corporations Act (Alberta), the primary purpose of which is to convert the Fund into a corporate structure.

Approved FOR: 60,997,230 (98.51%) AGAINST: 920,634 (1.49%)

2.      An ordinary resolution, the full text of which is set forth on page 44 of the Information Circular, to approve a stock option plan for Enerplus Corporation ("Newco"), the successor to the Fund following the completion of the Arrangement, to take effect upon completion of the Arrangement.

Approved FOR: 45,295,257 (73.15%) AGAINST: 16,622,602 (26.85%)

3.      An ordinary resolution, the full text of which is set forth on page 46 of the Information Circular, to approve a shareholders rights plan for Newco, to take effect upon completion of the Arrangement.
Approved FOR: 60,273,743 (97.34%) AGAINST: 1,644,121 (2.66%)